Exhibit 21.1

CORPORATE STRUCTURE OF AVIALL, INC.

Entity	State or Country of Organization
Aviall, Inc.	Delaware
Aviall Services, Inc.	Delaware
Aviall (Canada) Ltd.	Ontario
Aviall Airstocks Limited	Hong Kong
Aviall Asia Limited	Hong Kong
Aviall Australia Pty Ltd	Australia
Aviall de Mexico, S.A. de C.V.	Mexico
Aviall Foreign Sales Corporation	Barbados
Aviall Japan Limited	Delaware
Aviall New Zealand Limited	New Zealand
Aviall Product Repair Services, Inc.	Delaware
Aviall (UK) Limited	England
Aviall Pte Ltd	Singapore
Aviall S.A.R.L.	France
Inventory Locator Service, LLC	Delaware
Inventory Locator Service – UK, Inc.	Delaware

NOTE: Aviall Services, Inc. is the beneficial owner of one-third of the outstanding shares of common stock of The HFS Group, Inc. [Delaware], a joint venture company.